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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D
UNDER THE SECURITIES EXCHANGE ACT OF 1934
(AMENDMENT NO. 5)

HORIZON GROUP PROPERTIES, INC. (Name of Issuer)
COMMON STOCK, PAR VALUE $0.01 PER SHARE (Title of Class of Securities)
44041U 10 2 (CUSIP Number)
MICHAEL W. RESCHKE 77 WEST WACKER DRIVE SUITE 4200 CHICAGO, IL 60601 (312) 917-1500 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

With a copy to:
MICHAEL E. KERNAN, ESQ.
McGuireWoods LLP
77 West Wacker Drive
Suite 4400
Chicago, IL 60601
(312) 849-8100

JUNE 18, 2002 (Date of Event which Requires Filing of this Statement)

        If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box:     ☐

CUSIP No. 44041U 10 2	SCHEDULE 13D	Page 2 of 11 Pages

1.	NAME OF REPORTING PERSON. S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
Michael W. Reschke

2.	CHECK THE APPROPRIATE BOX IF A MEMBER	(a)	/x/
	OF A GROUP	(b)	/ /

3.	SEC USE ONLY

4.	SOURCE OF FUNDS
OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
	REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		/ /

6.	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH PERSON WITH		7.	SOLE VOTING POWER
20,681

		8.	SHARED VOTING POWER
968,818

		9.	SOLE DISPOSITIVE POWER
20,681

		10.	SHARED DISPOSITIVE POWER
968,818

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

Michael W. Reschke ("Reschke") individually beneficially owns 20,681 shares of Common Stock, par value $0.01 per share, of the Issuer ("Common Stock"), which includes 8,206 shares of Common Stock held directly by Reschke and options to acquire 12,475 shares of Common Stock. Reschke may be deemed to share beneficial ownership of: (i) 528,118 shares of Common Stock and 192,977 Common Units of Horizon Group Properties, L.P., a Delaware limited partnership ("Common Units"), which Common Units are exchangeable on a one for one basis for Common Stock at any time (or, at the Issuer's election, cash of equivalent value), directly owned by Prime Group Limited Partnership, an Illinois limited partnership ("PGLP"); (ii) 160,493 Common Units directly owned by The Prime Group, Inc., an Illinois corporation ("PGI"); (iii) 45,362 Common Units directly owned by Prime Group II, L.P., an Illinois limited partnership ("PG-II"); (iv) 6,818 Common Units directly owned by Prime Group IV, L.P., an Illinois limited partnership ("PG-IV"); and (v) 35,050 Common Units directly owned by Prime Group V, L.P., an Illinois limited partnership ("PG-V"), by virtue of his position as managing general partner of PGLP and his ability to control PGI, PG-II, PG-IV and PG-V.

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
	EXCLUDES CERTAIN SHARES		/ /

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Reschke individually beneficially owns 20,681 shares of Common Stock, which includes 8,206 shares of Common Stock held directly by Reschke and options to acquire 12,475 shares of Common Stock. Assuming the exercise of the options, these 20,681 shares of Common Stock constitute approximately 0.7% of the outstanding shares of Common Stock. Reschke may be deemed to share beneficial ownership of approximately: (i) 528,118 shares of Common Stock and 192,977 Common Units directly owned by PGLP, which, assuming exchange of the Common Units, constitute approximately 23.5% of the outstanding shares of Common Stock; (ii) 160,493 Common Units directly owned by PGI, which, assuming exchange of the Common Units, constitute approximately 5.3% of the outstanding shares of Common Stock; (iii) 45,362 Common Units directly owned by PG-II, which, assuming exchange of the Common Units, constitute approximately 1.6% of the outstanding shares of Common Stock; (iv) 6,818 Common Units directly owned by PG-IV, which, assuming exchange of the Common Units, constitute approximately 0.2% of the outstanding shares of Common Stock; and (v) 35,050 Common Units directly owned by PG-V, which, assuming exchange of the Common Units, constitute approximately 1.2% of the outstanding shares of Common Stock, by virtue of his position as managing general partner of PGLP and his ability to control PGI, PG-II, PG-IV and PG-V.

14.	TYPE OF REPORTING PERSON
IN

CUSIP No. 44041U 10 2	SCHEDULE 13D	Page 3 of 11 Pages

1.	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
PGLP, Inc.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER	(a)	/x/
	OF A GROUP	(b)	/ /

3.	SEC USE ONLY

4.	SOURCE OF FUNDS
Not Applicable

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
	REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		/ /

6.	CITIZENSHIP OR PLACE OF ORGANIZATION
Illinois, United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH PERSON WITH		7.	SOLE VOTING POWER
0

		8.	SHARED VOTING POWER
87,230

		9.	SOLE DISPOSITIVE POWER
0

		10.	SHARED DISPOSITIVE POWER
87,230

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

PGLP, Inc. ("PGLPI") may be deemed to share beneficial ownership of: (i) 45,362 Common Units of Horizon Group Properties, L.P., a Delaware limited partnership ("Common Units"), which Common Units are exchangeable on a one for one basis for Common Stock, par value $0.01 per share, of the Issuer ("Common Stock") at any time (or, at the Issuer's election, cash of equivalent value), owned by Prime Group II, L.P., an Illinois limited partnership ("PG-II"); (ii) 6,818 Common Units owned by Prime Group IV, L.P., an Illinois limited partnership ("PG-IV"); and (iii) 35,050 Common Units owned by Prime Group V, L.P., an Illinois limited partnership ("PG-V") by virtue of its position as managing general partner of each of PG-II, PG-IV and PG-V.

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
	EXCLUDES CERTAIN SHARES		/ /

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

PGLPI may be deemed to share beneficial ownership of: (i) 45,362 Common Units owned by PG-II, which, assuming exchange of the Common Units, constitute approximately 1.6% of the outstanding shares of Common Stock; (ii) 6,818 Common Units owned by PG-IV, which, assuming exchange of the Common Units, constitute approximately 0.2% of the outstanding shares of Common Stock; and (iv) 35,050 Common Units owned by PG-V, which, assuming exchange of the Common Units, constitute approximately 1.2% of the outstanding shares of Common Stock by virtue of its position as managing general partner of each of PG-II, PG-IV and PG-V.

14.	TYPE OF REPORTING PERSON
CO

CUSIP No. 44041U 10 2	SCHEDULE 13D	Page 4 of 11 Pages

1.	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
The Prime Group, Inc.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER	(a)	/x/
	OF A GROUP	(b)	/ /

3.	SEC USE ONLY

4.	SOURCE OF FUNDS
OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
	REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		/ /

6.	CITIZENSHIP OR PLACE OF ORGANIZATION
Illinois, United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH PERSON WITH		7.	SOLE VOTING POWER
160,493

		8.	SHARED VOTING POWER
0

		9.	SOLE DISPOSITIVE POWER
160,493

		10.	SHARED DISPOSITIVE POWER
0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

The Prime Group, Inc. ("PGI") beneficially owns 160,493 Common Units of Horizon Group Properties, L.P., a Delaware limited partnership ("Common Units"), which Common Units are exchangeable on a one for one basis for Common Stock, par value $0.01 per share, of the Issuer, at any time (or, at the Issuer's election, cash of equivalent value).

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
	EXCLUDES CERTAIN SHARES		/ /

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
PGI beneficially owns approximately 5.3% equity interest in the Issuer, assuming exchange of the Common Units.

14.	TYPE OF REPORTING PERSON
CO

CUSIP No. 44041U 10 2	SCHEDULE 13D	Page 5 of 11 Pages

1.	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
Prime Finance, Inc.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER	(a)	/x/
	OF A GROUP	(b)	/ /

3.	SEC USE ONLY

4.	SOURCE OF FUNDS
Not Applicable

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
	REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		/ /

6.	CITIZENSHIP OR PLACE OF ORGANIZATION
Illinois, United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH PERSON WITH		7.	SOLE VOTING POWER
0

		8.	SHARED VOTING POWER
0

		9.	SOLE DISPOSITIVE POWER
0

		10.	SHARED DISPOSITIVE POWER
0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

Due to a distribution made by Prime Financing Limited Partnership in May 2002, described in Item 3 below, Prime Finance, Inc. no longer has beneficial ownership of any Common Units of Horizon Group Properties, L.P., a Delaware limited partnership.

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
	EXCLUDES CERTAIN SHARES		/ /

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.0%

14.	TYPE OF REPORTING PERSON
CO

CUSIP No. 44041U 10 2	SCHEDULE 13D	Page 6 of 11 Pages

1.	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
Prime Group Limited Partnership

2.	CHECK THE APPROPRIATE BOX IF A MEMBER	(a)	/x/
	OF A GROUP	(b)	/ /

3.	SEC USE ONLY

4.	SOURCE OF FUNDS
OO and PF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
	REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		/ /

6.	CITIZENSHIP OR PLACE OF ORGANIZATION
Illinois, United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH PERSON WITH		7.	SOLE VOTING POWER
721,095

		8.	SHARED VOTING POWER
0

		9.	SOLE DISPOSITIVE POWER
721,095

		10.	SHARED DISPOSITIVE POWER
0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

Prime Group Limited Partnership ("PGLP") beneficially owns 528,118 shares of Common Stock of the Issuer, $0.01 par value per share ("Common Stock"), and 192,977 Common Units of Horizon Group Properties, L.P., a Delaware limited partnership ("Common Units"), which Common Units are exchangeable on a one for one basis for Common Stock at any time or, at the Issuer's election, cash of equivalent value.

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
	EXCLUDES CERTAIN SHARES		/ /

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
PGLP beneficially owns approximately 23.5% equity interest in the Issuer, assuming exchange of the Common Units.

14.	TYPE OF REPORTING PERSON
PN

CUSIP No. 44041U 10 2	SCHEDULE 13D	Page 7 of 11 Pages

1.	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
Prime Financing Limited Partnership

2.	CHECK THE APPROPRIATE BOX IF A MEMBER	(a)	/x/
	OF A GROUP	(b)	/ /

3.	SEC USE ONLY

4.	SOURCE OF FUNDS
OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
	REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		/ /

6.	CITIZENSHIP OR PLACE OF ORGANIZATION
Illinois, United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH PERSON WITH		7.	SOLE VOTING POWER
0

		8.	SHARED VOTING POWER
0

		9.	SOLE DISPOSITIVE POWER
0

		10.	SHARED DISPOSITIVE POWER
0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

Due to a distribution it made in May 2002, described in Item 3 below, Prime Financing Limited Partnership no longer beneficially owns any Common Units of Horizon Group Properties, L.P., a Delaware limited partnership.

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
	EXCLUDES CERTAIN SHARES		/ /

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.0%

14.	TYPE OF REPORTING PERSON
PN

CUSIP No. 44041U 10 2	SCHEDULE 13D	Page 8 of 11 Pages

1.	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
Prime Group II, L.P.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER	(a)	/x/
	OF A GROUP	(b)	/ /

3.	SEC USE ONLY

4.	SOURCE OF FUNDS
OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
	REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		/ /

6.	CITIZENSHIP OR PLACE OF ORGANIZATION
Illinois, United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH PERSON WITH		7.	SOLE VOTING POWER
45,362

		8.	SHARED VOTING POWER
0

		9.	SOLE DISPOSITIVE POWER
45,362

		10.	SHARED DISPOSITIVE POWER
0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

Prime Group II, L.P. ("PG-II") beneficially owns 45,362 Common Units of Horizon Group Properties, L.P., a Delaware limited partnership ("Common Units"), which Common Units are exchangeable on a one for one basis for Common Stock of the Issuer, $0.01 par value per share, at any time or, at the Issuer's election, cash of equivalent value.

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
	EXCLUDES CERTAIN SHARES		/ /

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
PG-II beneficially owns approximately 1.6% equity interest in the Issuer, assuming exchange of the Common Units.

14.	TYPE OF REPORTING PERSON
PN

CUSIP No. 44041U 10 2	SCHEDULE 13D	Page 9 of 11 Pages

1.	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
Prime Group III, L.P.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER	(a)	/x/
	OF A GROUP	(b)	/ /

3.	SEC USE ONLY

4.	SOURCE OF FUNDS
OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
	REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		/ /

6.	CITIZENSHIP OR PLACE OF ORGANIZATION
Illinois, United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH PERSON WITH		7.	SOLE VOTING POWER
0

		8.	SHARED VOTING POWER
0

		9.	SOLE DISPOSITIVE POWER
0

		10.	SHARED DISPOSITIVE POWER
0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

Due to a distribution it made in May 2002, and described in Item 3 below, Prime Group III, L.P. no longer beneficially owns any Common Units of Horizon Group Properties, L.P., a Delaware limited partnership.

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
	EXCLUDES CERTAIN SHARES		/ /

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.0%

14.	TYPE OF REPORTING PERSON
PN

CUSIP No. 44041U 10 2	SCHEDULE 13D	Page 10 of 11 Pages

1.	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
Prime Group IV, L.P.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER	(a)	/x/
	OF A GROUP	(b)	/ /

3.	SEC USE ONLY

4.	SOURCE OF FUNDS
OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
	REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		/ /

6.	CITIZENSHIP OR PLACE OF ORGANIZATION
Illinois, United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH PERSON WITH		7.	SOLE VOTING POWER
6,818

		8.	SHARED VOTING POWER
0

		9.	SOLE DISPOSITIVE POWER
6,818

		10.	SHARED DISPOSITIVE POWER
0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

Prime Group IV, L.P. ("PG-IV") beneficially owns 6,818 Common Units of Horizon Group Properties, L.P., a Delaware limited partnership ("Common Units"), which Common Units are exchangeable on a one for one basis for Common Stock of the Issuer, $0.01 par value per share, at any time or, at the Issuer's election, cash of equivalent value.

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
	EXCLUDES CERTAIN SHARES		/ /

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
PG-IV beneficially owns approximately 0.2% equity interest in the Issuer, assuming exchange of the Common Units.

14.	TYPE OF REPORTING PERSON
PN

CUSIP No. 44041U 10 2	SCHEDULE 13D	Page 11 of 11 Pages

1.	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
Prime Group V, L.P.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER	(a)	/x/
	OF A GROUP	(b)	/ /

3.	SEC USE ONLY

4.	SOURCE OF FUNDS
OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
	REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		/ /

6.	CITIZENSHIP OR PLACE OF ORGANIZATION
Illinois, United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH PERSON WITH		7.	SOLE VOTING POWER
35,050

		8.	SHARED VOTING POWER
0

		9.	SOLE DISPOSITIVE POWER
35,050

		10.	SHARED DISPOSITIVE POWER
0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

Prime Group V, L.P. ("PG-V") beneficially owns 35,050 Common Units of Horizon Group Properties, L.P., a Delaware limited partnership ("Common Units"), which Common Units are exchangeable on a one for one basis for Common Stock of the Issuer, $0.01 par value per share, at any time or, at the Issuer's election, cash of equivalent value.

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
	EXCLUDES CERTAIN SHARES		/ /

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
PG-V beneficially owns approximately 1.2% equity interest in the Issuer, assuming exchange of the Common Units.

14.	TYPE OF REPORTING PERSON
PN

ITEM 1.    SECURITY AND ISSUER.

        This Amendment No. 5 to Schedule 13D relates to shares of Common Stock, par value $0.01 per share ("Common Stock"), of Horizon Group Properties, Inc., a Maryland corporation (the "Company"). The principal executive offices of the Company are located at 77 W. Wacker Drive, Suite 4200, Chicago, Illinois 60601.

        This Amendment No. 5 to Schedule 13D is filed by each of Michael W. Reschke, an individual and a citizen of the United States of America ("Reschke"); PGLP, Inc., an Illinois corporation ("PGLPI"); The Prime Group, Inc., an Illinois corporation ("PGI"); Prime Finance, Inc., an Illinois corporation ("Prime Finance"); Prime Group Limited Partnership, an Illinois limited partnership ("PGLP"); Prime Financing Limited Partnership, an Illinois limited partnership ("PFLP"); Prime Group II, L.P., an Illinois limited partnership ("PG-II"); Prime Group III, L.P., an Illinois limited partnership ("PG-III"); Prime Group IV, L.P., an Illinois limited partnership ("PG-IV"); and Prime Group V, L.P., an Illinois limited partnership ("PG-V"). This Amendment No. 5 to Schedule 13D should be read in conjunction with the Report on Schedule 13D of Reschke, PGLPI, Prime Finance, PGLP, PFLP, PG-II, PG-III, PG-IV and PG-V originally filed on June 25, 1998, as amended by Amendment No. 1 to Schedule 13D filed on August 28, 1998, by Amendment No. 2 to Schedule 13D filed on October 1, 1998, by Amendment No. 3 to Schedule 13D filed on January 7, 1999 and by Amendment No. 4 to Schedule 13D filed on October 10, 1999 (collectively, the "Schedule 13D").

ITEM 2.    IDENTITY AND BACKGROUND.

        (a) and (f) This Schedule 13D is filed by each of Reschke, PGLPI, PGI, Prime Finance, PGLP, PFLP, PG-II, PG-III, PG-IV and PG-V.

        Reschke (i) is the managing general partner of PGLP; (ii) owns an approximate 51.24% equity interest in PGI; (iii) owns an approximate 51.24% equity interest in PGLPI, which is the managing general partner of each of PG-II, PG-III, PG-IV, and PG-V; and (iv) owns an approximate 51.24% equity interest in Prime International, Inc., which owns all of the issued and outstanding stock of Prime Finance, which is the managing general partner of PFLP.

        (b)(i) The business address of each of Reschke, PGLPI, PGI, Prime Finance, PGLP, PFLP, PG-II, PG-III, PG-IV and PG-V is:

    c/o The Prime Group, Inc.
    77 West Wacker Drive
    Suite 4200
    Chicago, Illinois 60601

        (c)(i) Reschke is the Chairman, President and Chief Executive Officer of PGI, the President and a member of the Board of Directors of PGLPI and Prime Finance. Reschke is also a member of the Board of Directors of the Company and Prime Retail, Inc., a publicly traded real estate investment trust engaged in the ownership, development and management of factory outlet centers, is a member of the Board of Trustees of Prime Group Realty Trust, a publicly traded real estate investment trust, and is Chairman of the Board of Managers of Prime Outdoor Group, L.L.C., a privately-owned limited liability company involved in the ownership, development, management and operation of, and investment in, directly or indirectly, outdoor billboards and highway signs.

        (ii) The principal business of each of PGLPI, PGI, Prime Finance, PGLP, PFLP, PG-II, PG-III, PG-IV and PG-V is the ownership, development and management of, and investment in, directly or indirectly, real estate. The principal business of each of Prime Finance, PFLP and PG-III was previously the ownership, development and management of, and investment in, directly or indirectly, real estate; however, these companies currently have no assets and are being dissolved.

        (iii) The following table sets forth the name and the principal occupation or employment of each director and executive officer (except Reschke (see paragraph (c)(i) of this Item 2)) of PGLPI, PGI and Prime Finance:

Name	Present Principal Occupation or Employment
Robert J. Rudnik (A)(B)(C)	Executive Vice President/General Counsel and Secretary of PGI; Vice President and Secretary of PGLPI and Prime Finance; Executive Vice President/General Counsel and Secretary of Brookdale Living Communities, Inc.
Gary J. Skoien	President, Chief Executive Officer and Chairman of Board of the Company; Executive Vice President of PGI; Vice President of PGLPI and Prime Finance
Mark K. Cynkar	Senior Vice President and Chief Financial Officer of PGI; Vice President of PGLPI and Prime Finance
Bohdan P. Hirniak	Vice President/Land Development Division of PGI
Warren H. John (B)(C)	Vice President of PGI; Vice President and Assistant Secretary of PGLPI
Edward J. John (C)	Vice Chairman of PGI; Orthodontist
1420 N. Arlington Heights Rd. Arlington Heights, IL 60004
Paul A. Roehri	Vice President/Director of Accounting of PGI; Vice President of PGLPI
Joseph R. Thompson	Vice President of PGI
Phillip E. Waters	Vice President of PGI

(A)
Director of Prime Finance

(B)
Director of PGLPI

(C)
Director of PGI

        All of the executive officers and directors of PGLPI, PGI and Prime Finance are citizens of the United States of America.

        (d) and (e) During the last five years, none of Reschke or any of the executive officers of PGLPI, PGI or Prime Finance (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.    SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

        Item 3 is supplemented in the following manner:

        PGLP purchased the following number of shares of Common Stock in the open market at the prices and on the dates indicated: (i) 100 shares at an average price of $3.13 per share on August 27, 1999; (ii) 200 shares at an average price of $3.00 per share on August 30, 1999; (iii) 100 shares at an average price of $3.13 on August 31, 1999; (iv) 500 shares at an average price of $2.91 on September 2, 1999; (v) 1,000 shares at an average price of $3.13 per share on September 3, 1999; (vi) 100 shares at an average price of $3.00 per share on September 16, 1999; (vii) 500 shares at an average price of $3.00 on September 20, 1999; (viii) 500 shares at an average price of $3.00 on September 21, 1999; (ix) 600 shares at an average price of $3.00 on September 23, 1999; and (x) 700 shares at an average price of $3.00 in January of 2000.

        On May 17, 2002, PFLP, PG-II, PGLP, PGI, Prime Finance, PGLPI, Reschke, Edward J. John, Glenn D. Reschke, Warren H. John and Robert J. Rudnik entered into an Assignment Agreement in Liquidation of PFLP (the "PFLP Liquidation Agreement"), attached hereto as Exhibit IV. Under the PFLP Liquidation Agreement, PFLP distributed its Common Units of Horizon Group Properties, L.P., a Delaware limited partnership (the "Common Units"), which Common Units are exchangeable on a one for one basis for Common Stock (or at the Company's election, cash of equivalent value). Specifically, 160,493 Common Units were distributed to PGI and 117,357 Common Units were distributed to PGLP.

        Also on May 17, 2002, PG-II and PG-III entered into an Assignment and Assumption Agreement (the "Assignment and Assumption Agreement"), attached hereto as Exhibit V, whereby PG-III assigned its 3,081 Common Units to PG-II.

ITEM 4.    PURPOSE OF TRANSACTION.

        Item 4 is supplemented in the following manner:

        PGLP purchased the above-referenced shares of Common Stock and Common Units owned by it for investment purposes. PGI and PGLP received the above-referenced 160,493 and 117,357 Common Units, respectively, in connection with the PFLP Liquidation Agreement, and such Common Units are being held by PGI and PGLP for investment purposes. PG-II received the above-referenced 3,081 Common Units in connection with the Assignment and Assumption Agreement, and such Common Units are being held by PG-II for investment purposes.

        On June 18, 2002, Reschke, on behalf of PGI, PGLP, PG-II, PG-IV and PG-V (together, the "Prime Sellers") entered into a Letter Agreement (the "Letter Agreement") with Howard M. Amster (the "Purchaser") whereby the Prime Sellers will sell, and the Purchaser will purchase, all outstanding Common Stock and Common Units owned by the Prime Sellers (the "Prime Shares and Units"). According to the Letter Agreement, the Company, as the borrower, currently intends to refinance its credit facility arrangements entered into on June 15, 1998 (the "Refinancing"). Subject to the Refinancing and several additional conditions to closing described in the Letter Agreement, which is attached hereto as Exhibit III, the Purchaser will purchase the Prime Shares and Units within 14 days following the Refinancing for an aggregate purchase price of $5.0 million.

        The Purchaser's obligations under the Letter Agreement are subject to numerous conditions, including the approval of the Company's Board of Directors, which must include, inter alia: (i) authorization of the sale by the Prime Sellers to the Purchaser; (ii) an ownership limitation waiver permitting the Purchaser to own both the Prime Shares and Units plus any Common Shares currently owned by the Purchaser; (iii) a waiver of all rights of the Company to cause the conversion or repurchase of any shares of Common Stock or take any other action that would impair the ownership or voting rights of the Purchaser with respect to the Prime Shares and Units, including an acknowledgement that no portion of the shares of Common Stock currently owned by the Purchaser shall be treated as "excess stock" under the Company's Articles of Incorporation.

        In addition to the approval by the Company's Board of Directors, the Letter Agreement is also conditioned upon the Purchaser receiving (i) certified resolutions from Horizon Group Properties, L.P. ("HGPLP") consenting to the transfer of the Common Units by the Prime Sellers to the Purchaser without the loss or impairment of the exchange or other rights attributable thereto and approving the ownership of all shares of Common Stock by the Purchaser as required under the HGPLP Partnership

Agreement; and (ii) a legal opinion (including those opinions described in the Letter Agreement) from counsel to the Company and HGPLP.

        Upon consummation of the transaction contemplated in the Letter Agreement, at the request of the Purchaser, Reschke will tender his resignation from the Company's Board of Directors.

        Other than discussed above, none of Reschke, PGLPI, PGI, Prime Finance, PGLP, PFLP, PG-II, PG-III, PG-IV or PG-V has any current plans or proposals that relate to or would result in the types of transactions set forth in paragraphs (a) through (j) of the instructions for this Item 4.

ITEM 5.    INTEREST IN SECURITIES OF THE ISSUER.

        (a) Reschke beneficially owns 20,681 shares of Common Stock, which includes 8,206 shares of Common Stock held directly by Reschke and options to acquire 12,475 shares of Common Stock. Assuming the exercise of the options, these 20,681 shares of Common Stock constitute approximately 0.7% of the outstanding shares of Common Stock. PGLP beneficially owns 528,118 shares of Common Stock and 192,977 Common Units, which, assuming exchange of the Common Units, constitute approximately 23.5% of the outstanding shares of Common Stock. PGI beneficially owns 160,493 Common Units, which, assuming exchange of the Common Units, constitute approximately 5.3% of the outstanding shares of Common Stock. PG-II beneficially owns 45,362 Common Units, which, assuming exchange of the Common Units, constitute approximately 1.6% of the outstanding shares of Common Stock. PG-IV beneficially owns 6,818 Common Units, which, assuming exchange of the Common Units, constitute approximately 0.2% of the outstanding shares of Common Stock. PG-V beneficially owns 35,050 Common Units, which, assuming exchange of the Common Units, constitute approximately 1.2% of the outstanding shares of Common Stock.

        By virtue of his position as managing general partner of PGLP and his ability to control PGI, PG-II, PG-IV and PG-V, Reschke may be deemed to share beneficial ownership of the 528,118 shares of Common Stock directly owned by PGLP and the 192,977, 160,493, 45,362, 6,818 and 35,050 Common Units owned by PGLP, PGI, PG-II, PG-IV and PG-V, respectively. PGLPI may be deemed to share beneficial ownership of the 45,362, 6,818 and 35,050 Common Units directly owned by PG-II, PG-IV and PG-V, respectively, because PGLPI is the managing general partner of each of PG-II, PG-IV and PG-V.

        (b) Reschke has the sole power to direct the vote and disposition of the 20,681 shares of Common Stock directly owned by Reschke, assuming exercise of his options. PGLP has the sole power to direct the vote and disposition of the 528,118 shares of Common Stock and 192,977 Common Units directly owned by PGLP. PGI has the sole power to direct the vote and disposition of the 160,493 Common Units directly owned by PGI. Each of PG-II, PG-IV and PG-V has the sole power to direct the vote and disposition of the 45,362, 6,818 and 35,050 Common Units directly owned by PG-II, PG-IV and PG-V, respectively.

        By virtue of his position as managing general partner of PGLP and his ability to control PGI, PG-II, PG-IV and PG-V, Reschke may be deemed to share the power to direct the vote and disposition of the 528,118 shares of Common Stock directly owned by PGLP and the 192,977, 160,493, 45,362, 6,818 and 35,050 Common Units owned by PGLP, PGI, PG-II, PG-IV and PG-V, respectively. PGLPI may be deemed to share the power to direct the vote and disposition of the 45,362, 6,818 and 35,050 Common Units directly owned by PG-II, PG-IV and PG-V, respectively, because PGLPI is the managing general partner of each of PG-II, PG-IV and PG-V.

        (c)    Not applicable.

        (d)    Not applicable.

        (e)    Not applicable.

ITEM 6.    CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

        See the discussion described in Item 3 regarding the PFLP Liquidation Agreement and the Assignment and Assumption Agreement, and see the discussion described in Item 4 above regarding the Letter Agreement with the Purchaser.

ITEM 7.    MATERIAL TO BE FILED AS EXHIBITS.

        The following documents are included in this Schedule 13D as Exhibits hereto:

Exhibit Number	Description
I.	Customer Agreement by and between PGLP and Bear Stearns*
II.	Letter dated as of January 5, 1999 from Prime Capital Holding, LLC to Horizon Group Properties, Inc. *
III.	Letter Agreement, dated as of June 18, 2002 by and among Howard M. Amster and The Prime Group, Inc. and affiliates.
IV.	Agreement Regarding Assignments of PRLP Common Units and HGPLP Common Units in Liquidation of PFLP, dated as of May 17, 2002, by and among PFLP, PG-II, PGLP, PGI, Prime Finance, PGLPI, Reschke, Edward J. John, Glenn D. Reschke, Warren H. John and Robert J. Rudnik.
V.	Assignment and Assumption Agreement, dated as of May 17, 2002, by and between PG-II and PG-III.
VI.	Joint Filing Statement, dated as of June 25, 1998 by and among Reschke, PGLPI, Prime Finance, PGLP, PFLP, PG-II, PG-III, PG-IV and PG-V.
VII.	Amendment No. 1 to Joint Filing Statement, dated as of July 8, 2002, by and among Reschke, PGLPI, Prime Finance, PGI, PGLP, PFLP, PG-II, PG-III, PG-IV and PG-V.

*
Previously filed.

SIGNATURE

        After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this Amendment No. 5 to Schedule 13D is true, complete and correct.

/s/ MICHAEL W. RESCHKE Michael W. Reschke
Dated: July 8, 2002

SIGNATURE

        After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this Amendment No. 5 to Schedule 13D is true, complete and correct.

PGLP, INC.
	By:	/s/ MICHAEL W. RESCHKE
	Name:	Michael W. Reschke
	Title:	President
Dated: July 8, 2002

SIGNATURE

        After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this Amendment No. 5 to Schedule 13D is true, complete and correct.

PRIME FINANCE, INC.
	By:	/s/ MICHAEL W. RESCHKE
	Name:	Michael W. Reschke
	Title:	President
Dated: July 8, 2002

SIGNATURE

        After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this Amendment No. 5 to Schedule 13D is true, complete and correct.

THE PRIME GROUP, INC.
	By:	/s/ MICHAEL W. RESCHKE
	Name:	Michael W. Reschke
	Title:	President
Dated: July 8, 2002

SIGNATURE

        After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this Amendment No. 5 to Schedule 13D is true, complete and correct.

PRIME GROUP LIMITED PARTNERSHIP
	By:	/s/ MICHAEL W. RESCHKE Name: Michael W. Reschke Title: Managing General Partner
Dated: July 8, 2002

SIGNATURE

        After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this Amendment No. 5 to Schedule 13D is true, complete and correct.

PRIME FINANCING LIMITED PARTNERSHIP
	By:	Prime Finance, Inc., its managing general partner
	By:	/s/ MICHAEL W. RESCHKE Name: Michael W. Reschke Title: President
Dated: July 8, 2002

SIGNATURE

        After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this Amendment No. 5 to Schedule 13D is true, complete and correct.

PRIME GROUP II, L.P.
	By:	PGLP, Inc., its managing general partner
	By:	/s/ MICHAEL W. RESCHKE
	Name:	Michael W. Reschke
	Title:	President
Dated: July 8, 2002

SIGNATURE

        After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this Amendment No. 5 to Schedule 13D is true, complete and correct.

PRIME GROUP III, L.P.
	By:	PGLP, Inc., its managing general partner
	By:	/s/ MICHAEL W. RESCHKE
	Name:	Michael W. Reschke
	Title:	President
Dated: July 8, 2002

SIGNATURE

        After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this Amendment No. 5 to Schedule 13D is true, complete and correct.

PRIME GROUP IV, L.P.
	By:	PGLP, Inc., its managing general partner
	By:	/s/ MICHAEL W. RESCHKE
	Name:	Michael W. Reschke
	Title:	President
Dated: July 8, 2002

SIGNATURE

        After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this Amendment No. 5 to Schedule 13D is true, complete and correct.

PRIME GROUP V, L.P.
	By:	PGLP, Inc., its managing general partner
	By:	/s/ MICHAEL W. RESCHKE
	Name:	Michael W. Reschke
	Title:	President
Dated: July 8, 2002

QuickLinks

  ITEM 1. SECURITY AND ISSUER.
  ITEM 2. IDENTITY AND BACKGROUND.
  ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
  ITEM 4. PURPOSE OF TRANSACTION.
  ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.
  ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.
  ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.
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